

Samantha Smith · 3rd

Attorney at Bishop Colvin Johnson & Kent

Birmingham, Alabama Area · 497 connections · **Contact info**

Bishop Colvin Johnson & Kent

 Samford University

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Experience

Attorney
Bishop Colvin Johnson & Kent
Feb 2018 – Present · 2 yrs 1 mo
Birmingham, Alabama

Education and employment



Of Counsel
Ogletree Deakins
Feb 2011 – Feb 2018 · 7 yrs 1 mo

Labor & Employment defense, Education, Government Relations

Associate
Bishop, Colvin, Johnson & Kent, LLC
Aug 2004 – Jan 2011 · 6 yrs 6 mos

Education, employment, municipal defense

Scheduler
Senator Dianne Feinstein
Nov 1998 – Jan 2001 · 2 yrs 3 mos

Head Scheduler for Senator Dianne Feinstein (D-CA).

Scheduler, Office Manager
Rep. Robert E. "Bud" Cramer, Jr.
Jan 1997 – Oct 1998 · 1 yr 10 mos

Scheduler, Office Manager for U.S. Rep. Robert E. "Bud" Cramer, Jr. D-AL(5)

Show 1 more experience ∨

Education



Samford University
J.D., Law
2001 – 2004
Activities and Societies: Student Bar Association, Order of the Barrister, Cordell Hull Speakers Forum, Trial Advocacy Board Associate Director

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Hollins University
B.A., French, Art History
1988 – 1992

Activities and Societies: Hollins Abroad Paris (1990-1991) Universite de la Sorbonne, Paris
(1992) Certificat Practique de Langue Francais, premier degre

Assistante de Langue Anglais, Lycee Bascan, Rambouillet, France (1992-1993)

Coffee High School
1984 – 1988

Skills & Endorsements

Employment Discrimination · 28

OD Endorsed by **8 of Samantha's colleagues at Ogletree Deakins**

Litigation · 26

 Endorsed by **Beverly Baker and 1 other who is highly skilled at this**

OD Endorsed by **5 of Samantha's colleagues at Ogletree Deakins**

Legal Research · 25

OD Endorsed by **6 of Samantha's colleagues at Ogletree Deakins**

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